Exhibit (a)(2)

Press Release

INDOSAT FILES SCHEDULE 14D-9 IN RESPONSE TO QTEL CASH

TENDER OFFER FOR CERTAIN INDOSAT SHARES

January 20, 2009 – PT Indosat Tbk (“Indosat”) (IDX:ISAT/NYSE:IIT) announced today that it has filed a Schedule 14D-9 Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (the “SEC”), as required by the SEC’s rules, in response to unsolicited tender offers in the U.S. and Indonesia (each an “Offer” and together, the “Offers”) by its principal shareholder, Qatar Telecom (Qtel) Q.S.C. (“Qtel”) (DSM: QTEL), through Qtel’s indirect wholly owned subsidiary, Indonesia Communications Pte. Ltd. (“ICLS”) to purchase up to 1,314,466,775 Series B Shares (including Series B Shares held as American Depositary Shares, each representing 50 Series B Shares (the “ADSs”)), which represent approximately 24.19% of the total issued and outstanding Series B Shares (including the Series B Shares represented by ADSs) at a purchase price of the U.S. Dollar equivalent of Rp7,388 per Series B Shares and Rp369,400 per ADS. The terms and conditions of the Offers are set forth in the offers to purchase and related letters of transmittal filed by Qtel and ICLS with the SEC and the Indonesian tender offer statement filed with the Indonesian Capital Market and Financial Institution Supervisory Board (“BAPEPAM-LK”) on January 8, 2009 and declared effective on January 16, 2009 (collectively, the “Offers to Purchase”).

The Board of Directors has determined not to make any recommendation to Indosat’s shareholders and to remain neutral as to whether they should tender their Series B Shares or ADSs in the Offers. The Board of Directors’ reasons for its decision are set forth in Indosat’s Schedule 14D-9 Solicitation/Recommendation Statement. The Board of Directors believes that a security holder’s decision on whether to tender its Series B Shares or ADSs in the Offers and, if so, how many Series B Shares or ADSs to tender, is a personal investment decision based upon such individual security holder’s particular circumstances. Accordingly, each security holder should make its own decision on whether to tender its Series B Shares or ADSs and accept the Offer based on all the available information, including the factors considered by the Board of Directors, and should consult with its financial and tax advisors to make a determination that would meet its individual investment objectives.

About PT Indosat Tbk

Indosat is a leading telecommunication and information company in Indonesia, providing cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice services (which include international calling through IDD 001, IDD 008 and FlatCall 01016 and fixed wireless services such StarOne and Indosat Phone). Together with its sister companies Indosat Mega Media (IM2) and Lintasarta, Indosat also provides fixed data services (MIDI). Indosat also became a pioneer in the provision of 3.5G cellular service with HSDPA technology in both postpaid and prepaid cellular services in Indonesia. Indosat’s Series B Shares are traded on the Indonesia Stock Exchange (IDX:ISAT) and Series B Shares held in ADSs are traded on New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Investor Relations

Telp: 62-21-3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

This press release is neither an offer to purchase nor a solicitation of an offer to sell Indosat securities. Security holders are advised to make their own decisions on whether to tender their shares and accept the Offers, based on all the available information, including the factors considered by the Board of Directors described in Indosat’s Schedule 14D-9 Solicitation/Recommendation Statement, filed today with the SEC and BAPEPAM-LK. The Schedule 14D-9 Solicitation/Recommendation Statement and the Offers to Purchase contain important information that should be read carefully before any decision is made with respect to whether to tender in the Offers. Indosat urges each security holder to read the Schedule 14D-9 Solicitation/Recommendation Statement, as well as the Offers to Purchase, prior to making any decision regarding the Offers. The tender offer materials, the Schedule 14D-9 Solicitation/Recommendation Statement and other filed documents are available at no charge on the SEC’s website at http://www.sec.gov. The Schedule 14D Solicitation/Recommendation Statement and its translation will also be available on Indosat’s website at http://www.indosat.com.

This press release may contain certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact and that would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat’s future results to be materially different than expected or indicated by such statements. The results anticipated by Indosat, or indicated by any such forward looking statements, may not be achieved.